Schedule A to CapGuardian Portfolio Management Agreement: Compensation

Performance Based Compensation. The parties acknowledge and agree that the Trust has retained the Portfolio Manager to provide a continuous program of investment management for a portion of the assets of The International Equity Portfolio of the Trust ("Cap Guardian Account") pursuant to the Agreement and that the Trust desires to compensate the Portfolio Manager for its services based, in part, on the performance achieved by the Portfolio Manager for the Account, in accordance with the fee arrangement set forth below.

Initial Period. Portfolio Manager shall be entitled to receive a fee of would be adjusted to reflect the performance of the Account only after the Performance Fee Arrangement has been in effect for 12 months ("Initial Period") following the date ("Effective Date") of this Agreement. For purposes of this Agreement, the Initial Period shall begin on the first business day of the month following such Effective Date.

For each of the first three quarters of the Initial Period, Portfolio Manager shall receive one quarter of its Base Fee (i.e. .10% of the average net assets of the Cap Guardian Account or 10 basis points). For the fourth quarter of the Initial Period, Portfolio Manager shall receive a fee equal to .10% of the average net assets of the Cap Guardian Account plus or minus a Performance Component multiplied by the average net assets of the Cap Guardian Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Cap Guardian Account without regard to expenses incurred in the operation of the Cap Guardian Account ("Gross Total Return") during the Initial Period, and (ii) the return of the EAFE Index ("Index Return") during the Initial Period plus 40 basis points; and (b) multiplying the resulting factor by 12.5%.

Subsequent Quarterly Periods. For each quarter following the fourth quarter of the Initial Period, Portfolio Manager will receive a quarterly fee of 10 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the Cap Guardian Account for the immediately preceding 12 month period, on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the Cap Guardian Account, the Index Return and the average net assets of the Cap Guardian Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation.

Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which Portfolio Manager shall be entitled with respect to any 12 month period shall be .60% of the average net assets of the Cap Guardian Account (or 60 basis points). The maximum fee to which Portfolio Manager shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .15% of the average net assets of the Cap Guardian Account (or 15 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Cap Guardian Account outperforms the Index by a factor of at least 200 basis points.

Minimum Contractual Fee. The minimum fee payable to Portfolio Manager for any twelve month period shall be .20% of the average net assets of the CapGuardian Account or 20 basis points. This minimum fee would obtain, however, only in the event that the Cap Guardian Account underperforms the EAFE Index by a factor of at least 120 basis points.

Recoupment Feature. The Performance Fee Arrangement provides for a "recoupment feature" with respect to the Initial Period. If the aggregate of the payments to Portfolio Manager made with respect to the first four quarters following the Effective Date exceed the Performance Adjusted Fee to which Portfolio Manager would be entitled with respect to the Initial Period, advisory fees payable to Portfolio Manager with respect to each succeeding quarter will be reduced until the difference between the aggregate quarterly fees received by Portfolio Manager with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the Cap Guardian Account. In accordance with the Minimum Contractual Fee provision noted above, however, no quarterly payment to CapGuardian will be less than .05% (or 5 basis points). Portfolio Manager could, therefore, not be entitled to receive any advisory fee payment following the Initial Period, depending on the performance actually achieved by the Cap Guardian Account during such period.

Suspension of Performance Based Compensation. The parties acknowledge and agreement that the performance adjustments contemplated above will be suspended after such date, if any, on which Portfolio Manager (or the separately identified division of Portfolio Manager's that provides the services contemplated under this Agreement) is required to be registered under the Investment Advisers Act of 1940 and is subject to Section 205 thereof, unless and until Portfolio Manager (or such division) obtains an order ("Exemptive Order") or other relief appropriate relief from the Securities and Exchange Commission permitting Portfolio Manager to receive performance fee adjustments calculated in the manner contemplated by this fulcrum fee arrangement. In the event that performance adjustments are suspended, Portfolio Manager will receive an annual fee, calculated daily and payable quarterly, of .40% of the assets in the Account, until such time as the Exemptive Order or other relief is obtained.

Expenses; Effectiveness. Portfolio Manager shall pay all expenses incurred by it in the performance of its duties under the Agreement and shall not be required to pay any other expenses of the Trust, including but not limited to brokerage and transactions costs incurred by the Trust. In the event of termination of this Agreement, all compensation due to the Portfolio Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination.

Capital Guardian Trust Company

By: ______________________

Name: Stephen E. Embs
Title: Vice President
Date: October 10, 2002

The Hirtle Callaghan Trust, on behalf of
The International Equity Portfolio

By: ______________________